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EXHIBIT 99.1

CONTACT:
Edward M. Fitzgerald
Senior Vice President and Chief
  Financial Officer
AltaRex Corp.
(781) 672-0138
INFO@ALTAREX.COM
WWW.ALTAREX.COM

                    ALTAREX ANNOUNCES POTENTIAL LEGAL ACTION

WALTHAM, MA, USA, February 24, 1999 - ALTAREX CORP. (AXO:TSE) announced today that it has been advised by Biomira Inc. that Biomira intends to commence legal action against the Company on Tuesday, March 2, 1999 concerning the ownership of one of the Company's patents. The Company had previously received correspondence from Biomira regarding the patent matter and had been engaged in discussions with Biomira in an effort to resolve the companies' differences amicably.

     The Company believes that the potential claims of Biomira are without merit. Although there can be no assurance that Biomira will commence legal action against the Company regarding this patent matter or that such action will not be successful, the Company intends to vigorously contest and defend any such action and will consider any appropriate counterclaims.

     As a result of today's announcement, the Company has determined to delay the acceptance of subscriptions for Common Shares pursuant to the proper exercise of Rights under the Company's current Rights Offering until 5:00 p.m. (Toronto time) on Wednesday, March 3, 1999. Any holder of Rights who has properly subscribed for Common Shares prior to February 23, 1999 will be entitled to revoke his subscription by advising Montreal Trust Company of Canada in writing prior to 5:00 p.m. (Toronto time) on March 3, 1999. Any subscriptions which have not been revoked by such time will thereafter be irrevocable.

     AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers.

     The Company has four AIT(R)-based products in various stages of research and development. These include OvaRex(TM) MAb for tumors expressing the CA 125 antigen,


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BrevaRex(TM) MAb for tumors expressing the MUC1 antigen, GivaRex(TM) MAb for tumors expressing the CA 19.9 antigen and ProstaRex(TM) MAb for tumors expressing the PSA antigen. The Company's most advanced product, OvaRex(TM) MAb for ovarian cancer, is in two potentially pivotal Phase IIb clinical trials, while BrevaRex(TM) MAb has recently entered a Phase I study.

     Additional information about AltaRex can be found on its web site at WWW.ALTAREX.COM.

     This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

               THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR
                DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.